November 5, 2008
Mail Stop 4561
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
      Attn: Karen J. Garnett
               Assistant Director
Re: Citigroup Abingdon Futures Fund L.P.
        Form 10 — Response to SEC Comments
        File No. 000-53210
Ladies and Gentlemen:
     On behalf of this firm’s client, Citigroup Managed Futures LLC (the “General Partner”), the general partner of Citigroup Abingdon Futures Fund L.P. (the “Partnership”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”), Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form 10 that was filed with the Commission on April 30, 2008, as amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on May 21, 2008 and August 14, 2008, respectively (the “Registration Statement”). This letter responds to the Commission Staff’s comment letter dated September 10, 2008 (the “Letter”) to the Registration Statement. The Registration Statement has been amended in response to the Letter and to make certain other clarifying changes. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the response of the General Partner. Page numbers in the headings refer to page numbers in the Registration Statement. Page numbers in the responses refer to page numbers in Amendment No. 3 unless otherwise indicated.
Interest Income, page 18
1.	We note your response to comment 12 from our letter dated June 2, 2008. Please revise your disclosure to state specifically that CGM is obligated to pay the agreed upon interest amount whether or not CGM actually earns that amount of interest on the deposit accounts.
     Additional disclosure has been added on page 17 as requested.

Conflicts of Interests, page 27
2.	We note your response to comment 21 from our letter dated June 2, 2008. Please expand your risk factor narrative to explain the actual risks posed by the various conflicts mentioned. For example, but without limitation, you state that the General Partner has no incentive to replace CGM as commodity broker, which discloses the existence of the conflict but does not explain how the investor may be harmed by the conflict.
     Additional disclosure has been added on page 26 as requested.
Financial Statements of Citigroup Abingdon Futures Fund LP
3.	We have considered your response to our prior comment 34 and the related changes to your financial statements. Please revise your interim financial statements to include unaudited interim financial statements for the period ended March 31, 2007. Additionally, please apply this comment to the interim financial statements of CMF Winton Master L.P.
     Interim financial statements for the period ended March 31, 2007 have been included in Amendment No. 3 for both the Partnership and CMF Winton Master L.P.
The courtesy copy of this letter filed with the examiner will include the revised pages marked to show changes. A copy of the General Partner’s “Tandy” letter is included with the filing.
* * * *
Please feel free to call either the undersigned at (212) 728-8727 or Lisa Eskenazi of this office at (212) 728-8509 with any questions.
Very truly yours,
/s/ Rita M. Molesworth
Rita M. Molesworth

cc: Jennifer Magro
      Gabriel Acri
      Lisa Eskenazi

Citigroup Managed Futures LLC
55 East 59th Street
10th Floor
New York, New York 10022
November 5, 2008
Mail Stop 4561
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
      Attn: Karen J. Garnett
               Assistant Director
Re: Citigroup Abingdon Futures Fund L.P.
        Form 10 - Response to SEC Comments
        File No. 000-53210
Ladies and Gentlemen:
     On behalf of Citigroup Abingdon Futures Fund L.P. (the “Partnership”), I am writing this letter in my capacity as an officer of Citigroup Managed Futures LLC, the general partner of the Partnership (the “General Partner”). This letter responds to the Securities and Exchange Commission (the “Commission”) Staff’s comment letter dated September 10, 2008 (the “Letter”) to the Partnership’s Registration Statement on Form 10 that was filed with the Commission on April 30, 2008, as amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on May 21, 2008 and August 14, 2008, respectively (the “Registration Statement”). For your convenience, the Staff’s comments are indicated in italics, followed by the response of the “General Partner.”
1.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
the company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.

The Partnership is aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
* * * *
     Please feel free to call the undersigned at (212) 559-5046 with any questions.
Very truly yours,
/s/ Jennifer Magro
Jennifer Magro
Chief Financial Officer
cc: Rita M. Molesworth
      Gabriel Acri
      Lisa Eskenazi

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